SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: TD Waterhouse Plus Funds, Inc.

3.	Securities and Exchange Commission File No: 811-07871

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o TD Asset Management USA Inc. 31 West 52nd Street, 21st Floor, New York, NY 10019

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules thereunder are maintained at the offices of the Registrant, the offices of the Registrant’s Investment Manager and Administrator, TD Asset Management USA Inc., 31 West 52nd Street, 21st Floor, New York, NY 10019, or (i) in the case of records concerning custodial functions, at the offices of the Registrant’s Custodian, The Bank of New York, 100 Colonial Highway, Suite 200, Lake Mary, FL 32746; (ii) in the case of records concerning transfer agency functions, at the offices of the Registrant’s Transfer Agent and Dividend Disbursing Agent, National Investor Services Corp., 100 Wall Street, New York, New York 10005; (iii) in the case of records concerning distribution, administration and certain other functions, at the offices of the Registrant’s Distributor and Sub-Administrator, Funds Distributor, Inc., 100 Summer Street, Suite 1500, Boston, Massachusetts 02110; and (iv) in the case of records concerning fund accounting functions, at the offices of the Registrant’s fund accountant, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456-1100.

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

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11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

TD Asset Management USA Inc., 31 West 52nd Street, 21st Floor, New York, NY 10019, is the investment adviser. (Prior to May 31, 2005, TD Asset Management USA Inc. was known as TD Waterhouse Asset Management, Inc.)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Funds Distributor, Inc. 100 Summer Street, Suite 1500 Boston, Massachusetts 02110

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

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15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes [ ] No

If Yes, state the date on which the board vote took place: October 31, 2005.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: February 22, 2006.

If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

February 24, 2006

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

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(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Portfolio	Exchange Ratio	Acquiring Fund
TD Waterhouse Plus Funds, Inc. Money Market Plus Portfolio	1.00	TD Asset Management USA Funds Inc. Money Market Portfolio Premium Class

The exchange ratio was calculated based on the relative net asset values of shares of the Acquiring Fund and Acquired Fund, which were both money market funds with a net asset value of $1.00 per Share.

(e)	Liquidations only: Not Applicable Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities? Not Applicable.

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,

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(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $23,515.96

(ii)	Audit expenses: $7,500

(iii)	Other expenses (list and identify separately):

Registration:	$ 259.16
Printing:	$15,811.00
Edgar:	$ 5,509.00
Mailing:	$13,696.35
Total:	$35,275.51

(iv)	Total expenses (sum of lines (i)-(iii) above): $66,291.47

(b)	How were those expenses allocated?

All of the expenses were allocated to TD Asset Management USA Inc. or an affiliate. None of the expenses were payable by the fund.

(c)	Who paid the expenses?

TD Asset Management USA Inc., or one of its affiliates

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

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If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

TDAM Money Market Portfolio Premium Class, a series of TD Asset Management USA Funds Inc.

(At the time of the Merger, TD Asset Management USA Funds Inc. was known as TD Waterhouse Family of Funds, Inc., and TDAM Money Market Portfolio was known as the Money Market Portfolio )

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-9086

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Filed as an exhibit to the registration statement on Form 497 of the registrant listed in item 26(a) above, SEC Accession No. 0001336926-05-000025, Filing date: 2005-12-12.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of TD Waterhouse Plus Funds, Inc., (ii) he is the Secretary of TD Waterhouse Plus Funds, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ Marc A. Schuman Marc A. Schuman Secretary

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